SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2005
Commission File Number: 333-109343
Paramount Resources Ltd.
(Translation of registrant’s name into English)
888 – 3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS
SIGNATURES
EXHIBIT INDEX
          Exhibit 99.1
          Exhibit 99.2
          Exhibit 99.3

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 15, 2005

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX
Exhibit No.

99.1	2005 Third Quarter Report to Shareholders

99.2	Certificate, dated November 14, 2005, of Clayton H. Riddell, Chief Executive Officer, regarding the “Certification of Interim Filings during Transition Period” pursuant to Form 52-109FT2

99.3	Certificate, dated November 14, 2005, of Bernard K. Lee, Chief Financial Officer, regarding the “Certification of Interim Filings during Transition Period” pursuant to Form 52-109FT2